VCG Holding Corp.

390 Union Boulevard, Suite 540

Lakewood, Colorado 80228

April 6, 2007

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street N.E.

Washington, D.C. 20549

Attention:		Max A. Webb

	Re:	VCG Holding Corp.
Registration Statement on Form S-3
File No. 333-141004

Dear Mr. Webb:

VCG Holding Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement to Tuesday, April 10, 2007 at 10:00 a.m. (Eastern Standard Time), or as soon as practicable thereafter.

In connection with our request for acceleration, we hereby acknowledge the following:

(a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me. Thank you.

Very truly yours,

/s/ Troy H. Lowrie
Troy H. Lowrie
Chief Executive Officer